UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

____________________________

DS HEALTHCARE GROUP, INC.

(Name of Subject Company)

____________________________

DS HEALTHCARE GROUP, INC.

(Name of Persons Filing Statement)

____________________________

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0001463959

(CUSIP Number of Class of Securities)

Myron Lewis

Chairman of the Board

DS Healthcare

 Group, Inc.

5379 Lyons Rd.

Coconut Creek, FL 33073

(888) 404-7770

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Board of Directors

DS Healthcare Group, Inc.

5379 Lyons Rd.

Coconut Creek, FL 33073

(888) 404-7770

____________________________

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is DS Healthcare Group, Inc., a Florida corporation (“DS Healthcare”” or the “Company”). The address of the Company’s principal executive office is 5379 Lyons Rd., Coconut Creek, FL 33073. The telephone number of the Company’s principal executive office is (888) 404-7770.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.001 per share (the “Shares”). As of May 15, 2018, there were 35,238,523 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Medilogistics Corp, (“Purchaser”), a Florida corporation and a wholly owned subsidiary of Medilogistics LLC. (“Parent”), a Delaware corporation, formed by Fernando Tamez Gutierrez (“Gutierrez”) and Miguel Gomez Mont. Purchaser is offering to purchase all shares of common stock of DS Healthcare Group, Inc., a Florida corporation, par value $.001 per share (the Shares), that are issued and outstanding at a price of $.07 per share, net to the seller in cash, without interest, less any applicable withholding taxes, plus one contingent value right per Share, representing the right to receive an amount equal to 80% of any potential proceeds from a malpractice lawsuit that DS Healthcare has brought against 3rd party defendants (the “Offer Price”), upon the terms and subject to the conditions set forth in their amended and restated offer to purchase (this “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”), and the form of Contingent Value Rights Agreement by and among DS Healthcare, Parent, and Purchaser (the “Contingent Value Rights Agreement” which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Purchaser intends to merge with and into DS Healthcare under the Florida Business Code, with DS Healthcare as the surviving corporation in the merger and becoming a subsidiary of Parent. Following the proposed merger, DS Healthcare will cease to be a publicly traded company.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on April 30, 2018 but amended its Offer on May 21, 2018 (“Offer”). Subject to the terms and conditions of the Offer, the Offer is scheduled to expire at at 5:00 p.m., EST, on June 5, 2018, unless the offer is extended.

The foregoing summary of the Offer, is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements with Purchaser, Parent.

As set forth in this Schedule 14D-9, as of the date hereof, the Company knows of past and current contacts, transactions, negotiations and Agreements representing actual or potential conflicts of interest between the Company and the Purchaser and affiliates. Specifically, as mentioned in the Offer, the Parent of the Purchaser was formed by Fernando Tamez Gutierrez and Miguel Gomez Mont. Mr. Gutierrez is the current President of DS Healthcare’s Mexican Subsidiary, DS Mexico. In addition, from November 2016 through June 2017, Mr. Gutierrez acted as DS Healthcare’s interim Chief Operating Officer and from June 30, 2017 to November 16, 2017, Mr. Gutierrez acted as DS Healthcare’s Chief Operating Officer. He resigned as Chief Operating Officer on November 16, 2017.

On June 30, 2017, Mr. Gutierrez entered into an Employment Agreement with DS Healthcare that provided for his employment as Chief Operating Officer. This Employment Agreement provided base compensation of $200,000, along with other performance bonuses based on DS Healthcare’s profitability and achievement of annual targets set by the DS Healthcare Board. The Employment Agreement provided certain other benefits, including reimbursement of expenses, healthcare and related insurance policies.

In connection with his employment as President of DS Mexico, Mr. Gutierrez entered into a Performance Agreement with DS Healthcare, which provided Mr. Gutierrez with shares valued at $50,000 per year for five years, beginning on December 13, 2013. Mr. Gutierrez additionally is entitled to 30% of the net profits of DS Mexico on an annual basis. Commencing on the third calendar anniversary of the Performance Agreement, DS Healthcare has the option of terminating the Profit Participation in consideration of a $500,000 payment to Mr. Gutierrez. Likewise, Mr. Gutierrez is entitled to a one-time payment of $500,000 in the event of a majority change to the Board of Directors of DS Mexico, currently then consisting of Daniel Khesin and Mr. Gutierrez. Although no majority change to the Board of Directors has occurred, Mr. Gutierrez is waiving the payment of $500,000 under this term.

The Board of DS Healthcare issued Mr. Gutierrez the following Performance Shares, pursuant to the Performance Agreement, 122,600 restricted shares on February 16, 2018, in connection with Mr. Gutierrez’s service from 2013-2016; and 625,000 restricted shares on March 26, 2018 for Mr. Gutierrez’s services in 2017.

On August 11, 2017, DS Mexico and DS Healthcare entered into an Addendum to the Stock Purchase and Joint Venture Agreement dated February 7, 2017 (the “Addendum”) pursuant to which, among other things, Mr. Gutierrez paid $500,000 to DS Healthcare to acquire a 48% interest in DS Mexico. In the event DS Healthcare files for bankruptcy, Mr. Gutierrez has the option to take possession of 51% of DS Mexico held in escrow, in exchange for a payment of $500,000 to DS Healthcare’s bankruptcy trustee.

On April 27, 2018, DS Healthcare’s Board of Directors offered to transfer the remaining ownership of DS Mexico to Mr. Gutierrez if Mr. Gutierrez terminated Purchaser’s attempts to acquire DS Healthcare. The Board also proposed a licensing agreement between DS Healthcare and DS Mexico pursuant to which DS Mexico would pay to DS Healthcare a royalty of 5% on all sales except those sales to DS Healthcare. DS Healthcare would license DS Mexico for the manufacturing of the DS Labs line of products and the distribution of them in Mexico, Central and South America and Europe. Mr. Gutierrez rejected both of these offers. He continues to own 48% interest in DS Mexico.

Related Party Transactions In 2015, DS Healthcare sold $38,585 worth of products to an entity in Brazil in which Mr. Gutierrez owns an interest.

In 2016 and 2017, DS Healthcare sold $171,858 and $208,272 worth of products to an entity in Spain in which Mr. Gutierrez owned an interest. Mr. Gutierrez failed to disclose his interest in this entity at the time of the sales and thus had an undisclosed conflict of interest. DS Healthcare reports its account receivables from these two entities at $659,912 and $488,054, as of June 30, 2017 and December 31, 2016 respectively.

DS Healthcare recorded a $129,200 liability due to Mr. Gutierrez relating to his Profit Participation.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Certain of the Company’s executive officers and directors may be deemed to have interests in the Offer that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Board is aware that Daniel Khesin, former CEO and Director, and who now holds the title as Founder, is said to be heading up a group of shareholders tendering their shares. Upon information and belief, Mr. Khesin may have an understanding with the Purchasers regarding his continuing role with the Company if the Offer is successful. There are no other Executive Officers of the Company at present.

Effect of the Offer on Shares, Company Stock Options, Company Restricted Stock Units and Company Employee Stock Purchase Plan

Certain directors and executive officers of the Company hold outstanding Company stock options and/or Company restricted stock units, and/or participates in the Company’s employee stock purchase plan.

Shares

The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. Any restricted shares, warrants or options owned by the Company’s executive officers and directors are not included in the Offer. That excludes a large portion of the Director’s shares.

Stock Options

Stock options are excluded from the Offer. If the Offer is accepted, stock options will be rendered worthless. No director owns any stock options. The Board is unaware of stock options owned by Mr. Khesin.

Restricted Stock Units

Under the Offer, Restricted Stock Units (“RSUs”) are excluded. Each award of Company restricted stock units (“RSUs”) outstanding immediately prior to the effective time of the Merger, whether vested or unvested, shall, as of the effective time of the Merger, be cancelled.

The table below sets forth information regarding the Company restricted stock units held by the Company’s executive officers and directors as of May 10, 2018, that would be canceled if the Offer is successful.

Name	Number of RSUs
Myron Lewis	2,250,000
Robert Griffeth	750,000
Haijing Hao	750,000
Justine Ng	1,500,000

Company Employee Stock Purchase Plan

None of the Executive Officers or Directors participate in an employee stock purchase plan.

Employment Agreements

The Company is a party to an employment agreement with its sole executive officer that provided for the compensation and benefits described below upon a termination of employment either by the Company without cause or by the executive officer for good reason (a “qualifying termination”). The Company’s employment agreement with its executive officer provided Khesin with his pro rated salary in the event of a change in control. Because of a subsidiary's failure to live up to the Board approved Addendum to the Joint Venture of Feb. 2017, approved solely by Mr. Khesin, and the inability of the North American entity to raise investment capital due to the continued presence of former CEO Daniel Khesin in the parent DS Healthcare, the Board determined to seek Mr. Khesin’s separation from his positions as CEO, President and Director. Mr. Khesin resigned voluntarily from his position as CEO, President and Director when he entered into a Founder’s Agreement on or about June 1, 2017. This Founder’s agreement provided compensation and benefits similar to his former employment agreement. Khesin elected to terminate his position as Founder shortly thereafter and he announced that he intended to file for disability benefits.

Executive Officer and Director Arrangements Following the Offer if accepted.

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent or its affiliates regarding continued service with DS Healthcare after the effective time of the Merger, it is possible that Parent or its affiliates may enter into employment or other arrangements with the Company’s former CEO, Daniel Khesin given Mr. Khesin’s announced support of the Offer and his past relationship with Gutierrez.

Continuing Employee Benefits

Under the terms of the Offer, DS Healthcare will become a private company and will terminate the registration of the shares under the Exchange Act as soon as the requirements for termination of registration are met. DS Healthcare will become a subsidiary of the Parent.

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers who were named executive officers in the Company’s most recent filing with the SEC under the Securities Act or Exchange Act that required disclosure under Item 402(c) of Regulation S-K (the “named executive officers”), that is based on or otherwise relates to the Offer and/or the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.

There is no golden parachute for any directors or executive officers upon leaving the Company nor is there any cash severance paid in the event of a successful offer.

Effect of the Offer on Director and Officer Indemnification and Insurance

The Offer does not provide for any director or officer indemnification and/or insurance. premiums for such insurance policies for any such year will not exceed 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance.

Item 4. The Solicitation or Recommendation

.

Recommendation of the Board.

On May 4, 2018, the Board filed a Form 8K in which it reported that the Board of Directors REJECTS the Offer to Purchase for Cash all shares of Common Stock of DS Healthcare Group, Inc. for the following reasons:

1)

While accepting the position of acting COO and then official COO, Mr. Tamez did not disclose that he had a financial interest in the DS Healthcare Group Distributor in Spain (DS Iberia). He was COO of DS Healthcare Group while owning an interest in the customer he was selling to. This establishment has put DS Iberia in a position of owing DS Healthcare more than USD$700,000 exceeding 90 days. The Board intends to review this situation for possible conflict of interest. As a result, DS Iberia has failed to function as a stable distributor due to its performance failure. At present, the distributor in Spain is significantly delinquent in paying our invoices for product of over $200,000.

2)

The agreements between Daniel Khesin as CEO of DS Healthcare Group and Fernando Tamez (Gutierrez) in 2011 and 2012 in which Khesin awarded money and shares over the next five years did not seem to be ratified by a full legitimate Board of Directors. These are the Share Exchange Agreement and the Performance Agreement. The Board of DS Healthcare Group intends to review these agreements and awards for their legality. Furthermore, when [Gutierrez] approached Directors Robert Bellaflores and Myron Lewis to settle his claims by issuing shares, he negotiated to receive shares at USD$0.08. Out of goodwill and good faith that [Gutierrez] was looking out for DS Healthcare Group by trying to reduce its liabilities, the Directors issued those shares. The current Board has decided to review the award of those shares for conflict of interest because [Gutierrez] has asked for those shares primarily to do a hostile tender offer against DS Healthcare as well as the Board.

3)

Based on the Joint Venture between DS Healthcare Group, Inc. and EverCare Prohealth Technologies, LTD of February 8, 2017, sales made by DS Healthcare Group were to pay a royalty. Divine Skin Laboratories S.A. De C.V (DS Mexico) did not pay any royalties directly or indirectly to EverCare for its sales. As a result, DS Healthcare Group must pay the Sixty Thousand Dollars.

4)

Based on the Addendum to the Joint Venture dated August 7, 2017, which was signed by [Gutierrez] was to be given 48% of Divine Skin Laboratories S.A. De C.V from DS Healthcare for essentially no cost. [Gutierrez] said it would cost $190K in Mexican taxes. As a result he agreed to issue the shares from DS Mexico. His excuse for not issuing DS Healthcare its 51% was that he was waiting for the DS Healthcare Group Board to give permission. But permission was already given when the DS Healthcare Group Board approved the Addendum.

5)

The Addendum to the Joint Venture dated August 7, 2017 which Mr. Tamez signed, also stated that DS Mexico would be given a license to manufacture as well as distribute DS Healthcare products. When presented with the license which called for a five percent royalty on sales in exchange for an exclusive territory of Mexico, South America and Europe, Mr. Tamez did not sign. Yet he proceeded to manufacture DS Healthcare products. For DS Mexico, being operated by Fernando Tamez (Chairman), DS Healthcare as the majority shareholder considers the tender offer as hostile and therefore Divine Skin Laboratories S.A. De C.V. will no longer be allowed to manufacture DS Laboratories Brand products including Polaris Brand. Divine Skin Laboratories S.A. De C.V. also has not paid DS Healthcare any royalties.

6)

Based on his filing, [Gutierrez] rejected the offer of returning all of DSMexico to him made by Chairman Myron Lewis, a rejection which Mr. Lewis never received. The Board will review and may plan to sell all of its majority stake in DS Mexico to a third party in order to consolidate its business and capital.

7)

The Board, as part of ongoing review, may attempt to reach out to former directors, officers, employees and affiliates for more information related to DS Healthcare and DS Mexico.

New Business Model

DS Healthcare is going to centralize its operations by taking control of manufacturing in North America, Latin America and Europe. The reason is DSHealthcare has not seen any benefit from the decentralization strategy with the present two entities. Based on the centralized operations, DS Healthcare will immediate resume control of its territories.

The manufacturing licensing to the two entities will be terminated with immediate effect. The licensing to DS Mexico and Gutierrez is terminated because of the conflict of interest to DS Healthcare on the recent hostile tender offer and because of DS Mexico not signing the License Agreement.

Due to the new business model that DSHealthcare is implementing, a reduction in operating cost by more than 50 percent will occur. DSHealthcare will also explore ways to retrieve the current receivables as quickly as possible that includes DS Iberia which is well more than 90 days overdue.

1.

A distribution discussion has been established with a well financed distributor with a commitment of $250,000 initial order and a further forecasted order of $250,00 for North America which represents half a million dollars for the rest of this year. This comes with a purchase forecast of $500,000 in 2018, $2 million in 2019 and $4 million in 2020 and at least $5 million per year thereafter.

2.

An E-Commerce Alliance is being formed between DS Healthcare and EverCare Prohealth Technologies to operate DS Laboratories website and the E-Commerce. The parties will share the profits. Territories other than North America will be authorized later.

3.

For DS Mexico, Gutierrez has projected 4 to 5 million dollars in annual sales. Therefore, DSHealthcare being the majority shareholder of DSMexico, this sale forecast has a significant impact to DSHealthcare and its shareholders.

4.

With this re-structuring of business focus and the resuming of the E-Commerce business, we are anticipating revenue as follows:

2018 Revenue of $500,000

2019 Revenue of $3 Million

2020 Revenue of $5 Million

5.

As a result of the events of early 2016 and the decline of the DS Healthcare operation and the incurring of significant legal fees, DS Healthcare has filed lawsuits against three law firms. These suits are ongoing and the Company expects a significant amount of money from their conclusion.

Myron Lewis has been a member of the Board of Directors from May of 2016 until the present. As Lead Independent Director and Chairman of the Board, Mr. Lewis has worked with the Board members, officers of the Company, management, and attorneys to resolve and reduce many of the liabilities that were incurred by DS Healthcare to the current level estimated to be under two Million dollars. In the opinion of the Board of Directors, the current position of DS Healthcare is now quantifiable. Therefore the Board believes, based on the implementation of the new business model, that with the centralization of all of DS Healthcare territories, by the end of 2019, DS Healthcare should return to profitability.

In a Form 8K filed by DS Healthcare on May 21, 2018, the Board disclosed the following in additional support of its rejection of the Offer.

In a resolution of the Board of Directors on May 10, 2018, and by virtue of Article 4.06 of the Company's By-Laws, the Board granted restricted shares to the Directors in an amount reflected in the Directors’ Form 3 filings. By accepting shares in lieu of cash, the Board expressed its belief in the future of the company. The board has taken on an enormous amount of work and responsibility to bring this company to profitability and bring back shareholder value. It rejects as false the claims by previous management in its press releases. Upon information and belief, the previous management intends to take the company private if it succeeds in its tender offer.

Because of a subsidiary's failure to live up to the Board approved Addendum to the Joint Venture of Feb. 2017, and the inability of the North American entity to raise investment capital due to the continued presence of former CEO Daniel Khesin in the parent DS Healthcare, the Board determined to remove Mr. Khesin from his position and has decided to centralize operations by outsourcing its manufacturing and establishing a partnership for E-Commerce. The E-commerce partner will pay all expenses involved with e-commerce including manufacturing, storage rent and E-commerce website and platform expenses and will give DS Healthcare half the profit. DS Healthcare is also about to sign a well-financed distributor for exclusive distribution in North America. DS Healthcare is also considering finding a new distributor in Europe as its present distributor has defaulted on its contract by failing to pay over USD200,000 it owes DS Healthcare for product. DS also has information that that the Europe distributor may be engaging in improper cross-territorial sales.

Item 5. Other Information.

DS Healthcare has historically experienced operating losses and its independent auditors have expressed substantial doubt about its ability to continue as a going concern primarily as a result of its recurring losses from operations, negative cash flows and accumulated deficit. As of June 30, 2017, the last quarter for which DS Healthcare filed a Form 10Q with the SEC, DS Healthcare had an accumulated deficit of $29.1 million.

The Board has provided specific plans to bring DS Healthcare to a profitable financial situation in its Form 8K filings, both of which have been included herein. The Offer does not provide any plans but to “assess” and “influence” the roles and contributions of each member. Gutierrez and Khesin have both held key management positions during the past several years. They are primarily responsible for all of the business decisions made by DS Healthcare until recently. The Board is now actively involved in decisions to bring DS Healthcare to profitability.

Item 7. Material to be Filed as Exhibits.

Exhibit A (Amended Offer and Transmittal Letter)

Exhibit B (Forms 8K filed by the Board in support of its Rejection of the Offer)

DS HEALTHCARE GROUP, INC.

By:	/s/ Myron Lewis
Name:	Myron Lewis
Title:	Chairman of the Board